Exhibit 99.1

Postmedia COO Wayne Parrish Stepping Down

TORONTO--(BUSINESS WIRE)--June 22, 2015--Postmedia Network Inc. (“Postmedia or the “Company”) today announced that Chief Operating Officer Wayne Parrish has decided to leave the Company, effective June 30, 2015.

“Under Wayne Parrish’s operating leadership, initially as Chief Transformation Officer and for the past three and a half years as Chief Operating Officer, Postmedia has undergone a fundamental transformation from a traditional newspaper company to a multi-platform media company including the recent addition of the Sun Media brands,” said Paul Godfrey, President and CEO. “Wayne’s passion and drive will be missed by the Company, and I will miss him personally as well.”

Parrish, who held various senior executive roles in digital and traditional media companies over the past two decades and is co-chair of Canada Basketball, joined Postmedia in 2010 in a consulting role and became COO in January 2012.

While the Company reviews its organizational structure, operational matters will be handled by the executive team.

“This is a challenging but also exhilarating time for our industry,” said Parrish. “We’ve achieved several significant goals, have a strong team in place, and with the Sun Media acquisition complete, it’s the right moment for me to take advantage of other opportunities.”

About Postmedia:

Postmedia Network Inc., a wholly owned subsidiary of Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the largest publisher by circulation of English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia Network engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

CONTACT:
Phyllise Gelfand, (416) 442-2936
Vice President, Communications
pgelfand@postmedia.com